Exhibit 99.1(A)(15)
Navios Maritime Acquisition Corporation
Announces
Successful Completion of Warrant Program
PIRAEUS, Greece, September 2, 2010 — Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA, NNA.WS, NNA.U) is pleased to announce the successful completion of its warrant program (the “Warrant Program”). Under the Warrant Program, holders of publicly traded warrants (“Public Warrants”) had the opportunity to exercise the Public Warrants on enhanced terms through Friday, August 27, 2010.
Under the Warrant Program, 19,262,006 Public Warrants (76.13% of the Public Warrants outstanding) were exercised, of which 19,246,056 Public Warrants were exercised cashlessly and 15,950 Public Warrants were exercised by payment of the $5.65 cash exercise price.
As a result of the successful completion of the Warrant Program, Navios Maritime Holdings Inc. (“Navios Holdings”) and Angeliki Frangou exercised 13,835,000 of the privately issued warrants (the “Private Warrants”). In addition, the remaining 90,000 Private Warrants have also been exercised, 75,000 of which were exercised on a cashless basis.
As a result, the following corporate actions were completed:
- $90,118 of gross cash proceeds were raised from the exercise of the Public Warrants;
- $78,252,500 of gross cash proceeds were raised from the exercise of the Private Warrants; and
- 18,412,053 new shares of common stock were issued.
As of September 1, 2010, Navios Acquisition had outstanding 40,015,654 shares of common stock and 6,037,994 Public Warrants. No other warrants are outstanding, as all Private Warrants have been exercised.
Additional Information
S. Goldman Advisors LLC was dealer manager for the Warrant Program and Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C. acted as counsel to Navios Acquisition.
Questions regarding the completed Warrant Program may be directed to Morrow & Co., Inc., the Information Agent. Morrow’s telephone number for banks and brokers is +1 (203) 658-9400 and for all other security holders is +1 (800) 662-5200.
This announcement is for informational purposes only with respect to notification of the final results of the Warrant Program, and the foregoing reference to the Warrant Program and any other related transactions shall not constitute an offer to buy or exchange securities or constitute the solicitation of an offer to sell or exchange any securities in Navios Acquisition or any of its subsidiaries. The Warrant Program was made only through an offer letter originally dated July 27, 2010, as revised August 12, 2010, and related materials.
About Navios Maritime Acquisition Corporation
Navios Acquisition is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information about Navios Acquisition, please visit our website: http://www.navios-acquisition.com.
Safe Harbor
This press release contains forward-looking statements concerning Navios Acquisition’s proposed Warrant Program. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements.
Public & Investor Relations Contact:
Navios Maritime Acquisition Corporation
Investor Relations
+1.212.279.8820
info@navios-acquisition.com